Exhibit 4.22

Intercompany Agreement between Zapp Electric Vehicles Limited and Zapp Scooters (Thailand) Company Limited

THIS Intercompany Agreement (“Agreement”) is entered into and executed on 11th December 2024 by and between:

Zapp Electric Vehicles Limited, a private company limited by shares organised and existing under English law, Company No. 10870546, with its registered office located at 5 Technology Park, Colindeep Lane, London, NW9 6BX, United Kingdom (hereinafter referred to as “ZEV”);

AND

Zapp Scooters (Thailand) Company Limited, a private company limited by shares organised and existing under Thai law, Company No. 0105561064940, with a registered address at 87/1 Wireless Road, Lumpini, Patumwan, Bangkok 10110 Thailand, represented by its Authorised Director and Chief Executive Officer (“CEO”), Mr. Swin Chatsuwan, a Thai citizen with national ID number 3-1006-00771-68-1 residing at 1/43 Moo 5, Tumbol Ladsawai, Amphur Lumlukka, Pathumthani Province, Thailand (hereinafter referred to as “ZTH”);

Together to be referred to as the “Parties”.

WHEREAS, ZTH is a wholly owned direct subsidiary of ZEV; and

WHEREAS, ZEV is a wholly owned direct subsidiary of Zapp Electric Vehicles Group Limited (“ZEVG” or the “Group”), which, through its operating subsidiaries, designs, engineers, manufactures and intends to market globally battery electric vehicles (“Products”); and

WHEREAS, following a pending sale by ZEV of a 51% interest in ZTH to Mr. Swin Chatsuwan, the Parties intend for ZTH to continue to operate as an entity indirectly controlled by ZEVG.

NOW, THEREFORE, intending to be legally bound, the Parties hereby mutually agree as follows:

1 Business Scope and Compliance

ZTH shall not modify its scope of business activities without ZEV’s prior written approval.

ZTH shall conduct its business in conformity with all applicable law, including where applicable Thailand’s Foreign Business Act, B.E. 2524 (1999).

2 Sales Restriction

Unless ZEV shall otherwise approve in writing in advance, ZTH shall sell any Products it manufactures or causes to be manufactured exclusively to affiliates of ZEVG.

3 Transfer Pricing

Subject to applicable law, intercompany pricing of Products sold by ZTH shall be set by ZEVG’s management and subject to ZEV’s approval.

4 Budget and Operating Plan

ZTH’s budget and operating plan shall continue to be as determined by ZEVG and/or ZEV, as applicable.

Exhibit 4.22

5 Related Party Transactions

ZTH personnel shall continue to adhere strictly to ZEVG’s corporate policies, including without limitation its Code of Business Conduct, Insider Trading Policy, and Related Party Transactions Policy, including in respect of any proposed transactions involving Mr. Chatsuwan.

6 Remuneration Policy

ZEVG’s remuneration policies shall continue to apply to ZTH and all of ZTH’s directors and employees. No change in ZTH’s remuneration policies, or the compensation of its directors and employees, shall be made except upon the prior written approval of ZEV.

7 Governance and Reporting

In all respects, ZTH shall continue to be managed as an entity under the direction and control of ZEVG. Such direction and control shall encompass, without limitation, compensation and other human resources matters, other financial approvals, governance and reporting policies and all related procedures, including in relation to any new indebtedness and capital expenditures.

8 Term

This Agreement shall commence on the date first written above and shall continue indefinitely until mutually terminated in writing by both Parties.

9 Governing Law

This Agreement shall be subject to and construed under English law, without regard to conflict of laws principles.

ACCEPTED AND AGREED TO FOR AND ON BEHALF OF:

ZAPP ELECTRIC VEHICLES LIMITED	ZAPP SCOOTERS (THAILAND) CO., LTD.
/s/ Jeremy North	/s/ Swin Chatsuwan
Jeremy North, Director	Swin Chatsuwan, Authorised Director and CEO